

82-4992

03 JUL -1 AM 7:21

BACARDI LIMITED

RECEIVED
MAY 21 2003
OFFICE OF THE SECRETARY



03024242

May 16, 2003

SUPPL

Dear Shareholder:

I am pleased to inform you that at a meeting held on May 15, 2003, the Board of Directors voted to increase the annual dividend on Bacardi Limited common shares from $6.40 to $6.56. Accordingly, the Board declared the dividends payable for the remainder of the fiscal year as follows:

Record Date	Payable Date	Rate
July 15, 2003	August 15, 2003	$1.68*
October 15, 2003	November 14, 2003	$1.64
January 15, 2004	February 13, 2004	$1.64

*As the May 2003 dividend has already been paid at the rate of $1.60, the August dividend will be at the rate of $1.68 to reflect the difference.

The above is required in order to comply with the dividend policy outlined in the Bye-Laws. The calculation has been certified by PricewaterhouseCoopers.

Yours sincerely,

Gail A. Butterworth

Gail A. Butterworth
Director of Shareholder Relations

dlw 7/2

P.O. BOX HM 720, HAMILTON HM CX, BERMUDA TEL:(441) 295-4345 FAX:(441) 292-0562